Exhibit 99.1

TODOS MEDICAL LTD.

NOTICEOFANNUALGENERALMEETINGOFSHAREHOLDERS TO BE HELD ON

July 29, 2020

To Our Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Todos Medical Ltd., an Israeli corporation, (“Todos” or the “Company”), which will be held on Wednesday, July 29, 2020, at 10:00 a.m. local time, at the offices of Todos Medical Ltd., 1 HaMada Street, Rehovot Israel.

The purpose of the meeting is:

1.	To present the Financial Statements of the Company for the fiscal year ended December 31, 2019;

2.	To re-elect the following four directors, each to hold office until our 2020 Annual General Meeting of Shareholders: Gerald Commissiong, Herman Weiss, Daniel Hirsch, and Moshe Abramovitz;

3.	To re-appoint Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2020; and

4.	To approve the compensation packages of Gerald Commissiong, the Company’s Chief Executive Officer, Daniel Hirsch, the Company’s Chief Financial Officer, and the other members of the Company’s Board of Directors.

These items of business to be transacted at the meeting are more fully described in the proxy statement, which is part of this notice. Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The record date for the annual general meeting is Tuesday, June 30, 2020. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Shareholders who do not expect to attend the meeting in person are requested to complete, date, sign, and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Even if you plan to attend the meeting, please complete, date, and sign the enclosed proxy card and return it promptly in the postage-paid return envelope in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the meeting.

Even if you have given your proxy, you may still attend and vote in person at the meeting after revoking your proxy prior to the meeting.

By Order of the Board of Directors

/s/ Herman Weiss, M.D.
Dr. Herman Weiss,
Chairman of the Board of Directors

July 6, 2020

1

PROXY STATEMENT

TODOS MEDICAL LTD.

1 HaMada Street

Rehovot 7670105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on July 29, 2020

This Proxy Statement is furnished by and on behalf of the Board of Directors (the “Board”) of Todos Medical Ltd., an Israeli corporation (“we”, “us”, “our”, “Todos” or the “Company”), in connection with an Annual General Meeting of Shareholders to be held on Wednesday, July 29, 2019 at 10:00 a.m. local time, at the offices of Todos Medical Ltd., 1 HaMada St., Rehovot Israel.

The record date for the meeting is June 30, 2020. Only stockholders of record at the close of business on that date are entitled to vote at the meeting.

By signing and returning the proxy card, you authorize Gerald Commissiong, Chief Executive Officer of Todos, to represent you and vote your shares at the meeting in accordance with your instructions. He may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

We are first making available this proxy statement and accompanying materials to shareholders on or about July 6, 2020.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY SUBMIT YOUR PROXY BY SIGNING AND DATING A PROXY CARD AND RETURNING IT TO US IN THE ENVELOPE PROVIDED.

Questions and Answers about the Annual General Meeting of Shareholders

What is the purpose of the Annual General Meeting of Shareholders?

At the Annual General Meeting of Shareholders, the Financial Statements of the Company for the fiscal year ended December 31, 2019 will be presented to the shareholders, and the shareholders will be asked to approve:

1.	The re-election of the following four directors, each to hold office until our 2020 Annual General Meeting of Shareholders: Gerald Commissiong, Herman Weiss, Daniel Hirsch, and Moshe Abramovitz, (Proposal 1);

2.	The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2020 (Proposal 2); and

3.	The compensation packages of Gerald Commissiong, the Company’s Chief Executive Officer, Daniel Hirsch, the Company’s Chief Financial Officer, and the other members of the Company’s Board of Directors (Proposal 3).

Who is entitled to vote?

The record date for the meeting is June 30, 2020 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to vote at the meeting. Each Ordinary Share of the Company entitles the holder thereof to one vote on each matter properly brought before the Annual General Meeting. As of the Record Date, 201,874,142 Ordinary Shares were issued and outstanding.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder holds shares in his or her name. Shares held in “street name” means shares that are held in the name of a bank or broker on a person’s behalf.

Am I entitled to vote if my shares are held in “street name”?

If your shares are held by a bank or a brokerage firm, you are considered the “beneficial owner” of shares held in “street name”. If your shares are held in street name, the proxy materials are being forwarded to you by your bank or brokerage firm (the “record holder”), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or broker, the shares will be treated as broker non-votes. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your bank or broker.

What is the quorum requirement?

A quorum is necessary to hold a valid meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold shares conferring at least 25% of the voting power of our company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders. At such adjourned meeting, any two (2) shareholders present in person or by proxy shall constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Who can attend the Annual General Meeting of Shareholders?

All Todos shareholders of record as of the close of business on June 30, 2020 may attend the Annual General Meeting of Shareholders.

How many votes do I have?

On each matter to be voted upon, you have one vote for each Ordinary Share you own as of the Record Date.

Can I change my vote after I submit my proxy?

If you are a record holder of shares, you may revoke your proxy and change your vote at any time before your proxy is actually voted:

●	by signing and delivering another proxy with a later date;

●	by giving written notice of such revocation to our corporate secretary prior to or at the meeting; or

●	by voting in person at the meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other record holder, or, if you have obtained a legal proxy from your bank, broker or other record holder giving you the right to vote your shares, by attending the meeting and voting in person. Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to our corporate secretary before your proxy is voted or before you vote in person at the meeting.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions, and broker non-votes.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote FOR:

●	The re-election of Gerald Commissiong, Herman Weiss, Daniel Hirsch, and Moshe Abramovitz, to the Board of Directors, each to hold office until our 2020 Annual General Meeting of Shareholders; and

●	The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2020.

●	The compensation packages of Gerald Commissiong, the Company’s Chief Executive Officer, Daniel Hirsch, the Company’s Chief Financial Officer, and the other members of the Company’s Board of Directors

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors as described above.

Will any other business be conducted at the meeting?

As of the date of this proxy statement, we know of no other business that will be presented at the meeting. If any other matter arises and is presented properly to the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect the directors?

The election of the directors requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy).

How many votes are required to appoint our independent auditor?

The appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How many votes are required to approve the compensation packages for our chief executive officer, chief financial officer and directors?

The approval of the compensation packages of Gerald Commissiong, the Company’s Chief Executive Officer, Daniel Hirsch, the Company’s Chief Financial Officer, and the other members of the Company’s Board of Directors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

What is an abstention and how will abstentions be treated?

An “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal. Abstained shares are treated as shares present for quorum and entitled to vote, so they will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes, but not considered entitled to vote on that matter. Therefore, broker non-votes do not count as votes for or against any proposal.

Where can I find the voting results of the Annual General Meeting of Shareholders?

We plan to announce preliminary voting results at the Annual General Meeting of Shareholders and to publish final results in a Current Report on Form 6-K to be filed with the Securities and Exchange Commission (the “SEC”) within four days of the Annual General Meeting of Shareholders.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC.

Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act. Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC of a Form 6-K.

PROPOSAL 1: ELECTION OF DIRECTORS

Board Composition

Under the Company’s Amended and Restated Articles of Association, the Company’s Board of Directors shall consist of at least three and not more than seven directors, in addition to two external directors required to be appointed under the Israeli Companies Law (the “Companies Law”). The Company’s Board of Directors currently consists of four directors and two external directors:

Name	Age	Position(s)
Gerald Commissiong	38	Chief Executive Officer and Director
Dr. Herman Weiss	49	Chairman of the Board of Directors
Daniel Hirsch	52	Chief Financial Officer and Director
Dr. Lauren Chung	47	External Director
Moshe Schlisser	31	External Director
Moshe Abramovitz	38	Director

Other than external directors, for whom special election and removal requirements apply under the Companies Law, our directors are elected annually at the annual general meeting of our shareholders. Thus, all four of our directors who are not external directors are up for re- election.

Each of the four nominees has consented to being named in this proxy statement and has agreed to serve if elected. The affirmative vote of a majority of the shares present at the meeting in person or represented by proxy and entitled to vote is required to elect each of the four nominees named in this proxy statement as directors. Mr. Alon Ostrovitzky, who has served as a director until now, has declined to stand for re- election as a director.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION OF EACH OF THE FOUR NOMINEES NAMED ABOVE.

The following is a brief biography of the nominees for re-election as directors:

Gerald Commissiong, Chief Executive Officer and Director

Gerald Commissiong has served as our Chief Executive Officer and director since January 5, 2020. In addition, Mr. Commissiong serves as Chief Executive Officer, President and a member of the Board of Directors of Amarantus Bioscience Holdings, Inc. (“Amarantus”), of which he is a co-founder. Prior to becoming Chief Executive Officer of Amarantus in October 2011, Mr. Commissiong was the Chief Operating Officer of Amarantus. Mr. Commissiong graduated from Stanford University in Management Science and Engineering with a focus on Financial Decisions.

Dr. Herman Weiss, Chairman of the Board of Directors

Dr. Herman Weiss has served as a director of the Company since June 22, 2017 and Chairman of the Board of Directors since January 5, 2020. Dr. Weiss served as Chief Executive Officer of the Company from July 30, 2018 to January 5, 2020. In addition, Dr. Weiss previously served as the Vice President of Medical Affairs and Clinical Development at Juniper Pharmaceuticals Inc. in Boston, MA. Before that, Dr. Weiss served as the Global Medical Director of women’s health and bone health at Teva Pharmaceutical Industries, Ltd. in Petah Tikve, Israel. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies, including American medical systems and venture capital firms in New York City, and also founded and served as the Chief Medical Officer of FibroControl, a biotech medical device company in Herzliya, Israel. Dr. Weiss owns multiple patents and is the author of numerous publications in the area of women’s health and gynecology. Dr. Weiss holds an M.B.A. from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine, and a B.A. in Philosophy (summa cum laude) from the Ramapo College of New Jersey.

Daniel Hirsch, Chief Financial Officer and Director

Daniel Hirsch has served as our Chief Financial Officer and director since January 5, 2020. Mr. Hirsch has been managing Partner of First Line Capital, LLC since 2002. Prior to 2002, Mr. Hirsch served as Senior Consultant at Integrated Healthcare based in Greenwich, Connecticut providing turn around services for large medical practices. From 1992 to1998, Mr. Hirsch was Director of Primary Care for Hackensack University Medical Center in Hackensack, New Jersey.

Moshe Abramovitz, Director

Mr. Moshe Abramovitz has served as a director of the Company since February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including serving as the Deputy Chief Executive Officer of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information systems, from Ono Academic College and an MBA in business administration specializing in business strategy from Ono Academic College. Mr. Abramowitz received training and a certificate to serve as a mediator from Bar Ilan University.

PROPOSAL 2: APPOINTMENT OF INDEPENDENT AUDITOR

APPROVAL OF RE-APPOINTMENT OF FAHN KANNE & CO. GRANT THORNTON ISRAEL AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2020

The Audit Committee of the Company’s Board of Directors has selected Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2020.

The approval of the holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon for the appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the fiscal year ending December 31, 2020 is required under the Companies Law. The Audit Committee of our Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF FAHN KANNE & CO. GRANT THORNTON ISRAEL AS THE COMPANY’S INDEPENDENT AUDITOR.

Fees Paid to the Independent Auditor

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2019	2018
Audit Fees (1)	$70,000	$42,000
Audit Related Fees (2)	47,168	0
Tax Fees (3)	0	0
All other Fees	0	0
Total:	$117,168	$42,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, annual tax report, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Audit Related Fees” are fees for professional services rendered by our auditors for the uplisting process.

(3)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

Pre-Approval of Auditors’ Compensation

The Company’s Board of Directors pre-approves the engagement of the Company’s independent registered public accounting firm to perform certain audit and non-audit services.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee, which currently consists of Mr. Moshe Schlisser, who serves as the chairperson, Ms. Lauren Chung and Mr. Moshe Abramovitz, evaluates audit performance, manages relations with our independent registered public accounting firm and evaluates policies and procedures relating to internal accounting functions and controls. This report relates to the activities undertaken by the Audit Committee in fulfilling its responsibilities.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and reporting process, including the Company’s systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2019. This review included a discussion of the quality and the acceptability of the Company’s financial reporting and controls, including the clarity of disclosures in the financial statements.

The Audit Committee also reviewed with the Company’s independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of the Company’s financial reporting and such other matters required to be discussed with the audit committee under generally accepted auditing standards in the United States including the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees” issued by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from the Company’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Audit Committee further discussed with the Company’s independent registered public accounting firm the overall scope and plans for its audits. The Audit Committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss the results of the independent registered public accounting firm’s examinations and evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the SEC require all issuers to obtain pre-approval from their respective audit committees in order for their independent registered public accounting firms to provide professional services without impairing independence. As such, the Audit Committee has established procedures by which it pre-approves all audit and other permitted professional services to be provided by the Company’s independent registered public accounting firm. From time to time, the Company may desire additional permitted professional services for which specific pre-approval is obtained from the Audit Committee before provision of such services commences. The Audit Committee has considered and determined that the provision of the services other than audit services referenced above is compatible with maintenance of the auditors’ independence.

The foregoing report is provided by the undersigned members of the Audit Committee.

Moshe Schlisser, Chairperson
Lauren Chung
Moshe Abramovitz

PROPOSAL 3: APPROVAL OF COMPENSATION PACKAGES

APPROVAL OF COMPENSATION PACKAGES FOR GERALD COMMISSIONG, CHIEF EXECUTIVE OFFICER, DANIEL HIRSCH, CHIEF FINANCIAL OFFICER AND THE OTHER MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS

Under Israeli law, arrangements regarding the compensation of the executive officers and directors of the Company require the approval of the compensation committee, the board of directors, and the shareholders.

Our compensation committee and our board of directors, subject to the approval of our shareholders at this meeting, have approved the following compensation package for Mr. Gerald Commissiong, the Company’s Chief Executive Officer:

● Salary: $375,000 per annum

● Bonus: • Up to 30% cash bonus predefined milestones; or

Milestone bonuses based on cumulative sales:

● $25,000,000 in sales = 125,000 shares restricted stock grant plus $250,000 cash bonus (instead of 30% cash bonus)

● $50,000,000 in sales = 300,000 shares restricted stock grant plus $500,000 cash bonus

● $100,000,000 in sales = 1,000,000 shares restricted stock grant plus $1,500,000 cash bonus

● Equity: The Company will grant the CEO options to purchase 1% of the Company’s issued and outstanding shares as of June 30, 2020, at an exercise price equal to the fair market value of the Company’s shares on the date of grant, vesting quarterly over the course of five years.

Additionally, the CEO will be entitled to one-time bonuses and option grants as follows:

● 1.5% of gross margin for the calendar year 2020 on Board approval of the Company’s 2020 Financial Statements;

● An immediate grant of vested stock options equal to $175,000 based on the fair market value of the Company’s shares as of July 28, 2020, in compensation for uncompensated efforts to date;

● A $175,000 cash bonus upon the uplisting of the Company’s ordinary shares to NASDAQ; and

● A grant of 20,000,000 restricted ordinary shares of the Company upon the uplisting of the Company’s ordinary shares to NASDAQ.

● Notice Period: 3 months

● Severance Payments: 6 months’ salary following effective date of termination

● Change in Control Payment: In the event the CEO is terminated due to a change of control, the Company will pay the CEO 12 months’ salary (instead of the 6 months’ salary) following the effective date of termination.

● Change in Control Acceleration: In the event of a change of control transaction following the Public Offering Date, vesting will be accelerated, and all of the options will become fully vested.

Our compensation committee and our board of directors, subject to the approval of our shareholders at this meeting, have approved the following compensation package for Mr. Daniel Hirsch, the Company’s Chief Financial Officer:

● Salary: $225,000 per annum

● Bonus: • Up to 30% cash bonus predefined milestones;

Milestone bonuses based on cumulative sales:

● $25,000,000 in sales = 25,000 shares restricted stock grant plus $75,000 cash bonus

● $50,000,000 in sales = 50,000 shares restricted stock grant plus $150,000 cash bonus

● $100,000,000 in sales = 100,000 shares restricted stock grant plus $300,000 cash bonus

● Equity: The Company will grant the CFO options to purchase 0.25% of the Company’s issued and outstanding shares as of June 30, 2020, at an exercise price equal to the fair market value of the Company’s shares on the date of grant, vesting quarterly over the course of five years.

Additionally, the CFO will be entitled to one-time bonuses and option grants as follows:

● 0.5% of gross margin for the calendar year 2020 on Board approval of the Company’s 2020 Financial Statements;

● An immediate grant of vested stock options equal to $100,000 based on the fair market value of the Company’s shares as of July 28, 2020, in compensation for uncompensated efforts to date;

● 50% of the annual base cash bonus upon the uplisting of the Company’s ordinary shares to NASDAQ; and

● A grant of 10,000,000 restricted ordinary shares of the Company upon the uplisting of the Company’s ordinary shares to NASDAQ.

● Notice Period: 3 months

● Severance Payments: 6 months’ salary following effective date of termination

● Change in Control Payment: In the event the CEO is terminated due to a change of control, the Company will pay the CEO 12 months’ salary (instead of the 6 months’ salary) following the effective date of termination.

● Change in Control Acceleration: In the event of a change of control transaction following the Public Offering Date, vesting will be accelerated, and all of the options will become fully vested.

Our compensation committee and our board of directors, subject to the approval of our shareholders at this meeting, have approved the following compensation package for directors other than the CEO and CFO:

●	Each Board member will receive $65,000 annual salary (to be paid quarterly after our uplisting closes) and $150,000 in restricted stock units vesting quarterly over three years.
●	In lieu of the above, the Chairman of the Board will receive $65,000 annual salary (to be paid quarterly after our uplisting closes) and $150k $150,000 in restricted stock units annually.
●	Lead Independent Director (currently Moshe Schlisser) to receive additional 25% of annual board compensation
●	A grant of restricted ordinary shares of the Company upon the uplisting of the Company’s ordinary shares to NASDAQ in an amount not to exceed the grant received by the Chief Financial Officer upon that event.

●	The following additional bonuses will be paid for service on Board committees.

●	Audit committee chair to receive an additional $20,000 in salary annually, paid in cash quarterly.
●	Audit committee members to receive $10,000 annually, paid in cash quarterly.
●	Compensation committee chair to receive an additional $15,000 annually, paid in cash quarterly.
●	Compensation committee members to receive $7,500 annually, paid in cash quarterly.
●	Nominating committee chair to receive $12,000 annually, paid in cash quarterly.
●	Nominating committee members to receive $6,000 annually, paid in cash quarterly.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2020, for (i) each of our named executive officers, (ii) each of our directors; (iii) all of our directors and executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares issuable under options or warrants that are exercisable within 60 days after June 30, 2020 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their ordinary shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Todos Medical Ltd., 1 HaMada St., Rehovot Israel.

	Beneficially Owned	No. of Shares Percentage Owned (1)
Holders of more than 5% of our voting securities:
Amarantus Bioscience Holdings, Inc.(2)	17,986,999	8.91%
Strategic Investment Holdings, Inc.(3)	30,100,072	14.91%

Directors and executive officers:
Dr. Herman Weiss, Chairman and Director	300,000	*
Gerald Commissiong, CEO and Director (4)	17,986,999	8.91%
Rami Zigdon, Chief Business Officer (5)	3,423,850	1.70%
Lauren Chung	0
Moshe Abramovitz, Director	0	*
Moshe Schlisser, Director	0	*
Daniel Hirsch, CFO	54,000	*
All directors and executive officers as a group (7 persons)	21,764,849	10.78%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding

(1)	The percentages shown are based on 201,874,142 Ordinary Shares issued and outstanding as of June 30, 2020.

(2)	Gerald Commissiong is the Chief Executive Officer of Amarantus and in such capacity holds voting and dispositive power over the securities held by such entity.

(3)	Rob Rill is the Chief Executive Officer of Strategic Investment Holdings, Inc. and in such capacity holds voting and dispositive power over the securities held by such entity.

(4)	Represents 17,986,999 shares of common stock owned by Amarantus. Gerald Commissiong is the Chief Executive Officer of Amarantus and in such capacity holds voting and dispositive power over the securities held by such entity.

(5)	Includes 1,000 shares underlying a warrant which is currently exercisable and 1,241,163 employee option shares that have been granted to Mr. Zigdon in January 2016, 103,428 out of which were vested and exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of June 30, 2020, 1,137,735 of these employee option shares are outstanding

CORPORATE GOVERNANCE

Board of Directors and Executive Officers

The following table sets forth information about our directors and executive officers:

Name	Age	Position(s)
Gerald Commissiong	38	Chief Executive Officer and Director
Dr. Herman Weiss	49	Chairman and Director
Daniel Hirsch	52	Chief Financial Officer and Director
Rami Zigdon	57	Chief Business Officer
Moshe Abramovitz	36	Director
Dr. Lauren Chung	47	External Director
Moshe Schlisser	31	External Director

Our board of directors currently consists of six directors, two of whom qualify as “external directors” under Israeli law.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the meeting. However, if any other matters are properly presented to the meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the meeting.

By Order of the Board of Directors

/s/ Herman Weiss, MD
Dr. Herman Weiss
Chairman and Director

July 6, 2020

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